UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PRIMEDIA Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

74157K846

(CUSIP Number)

MA Associates, L.P., FP Associates, L.P., Magazine Associates, L.P., Publishing Associates,
L.P., Channel One Associates, L.P., KKR Partners II, L.P., KKR Associates, L.P., KKR
1996 Fund L.P., KKR Associates 1996 L.P., KKR 1996 GP LLC, Henry R. Kravis and
George R. Roberts

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, New York, N.Y. 10019 (212) 750-8300

Attn: David J. Sorkin, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: MA ASSOCIATES, L.P.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,635,773

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,635,773

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,635,773

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 12.65%*

14.	Type of Reporting Person: PN

*Based on 44,567,928 shares of Issuer Common Stock outstanding on May 13, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: FP ASSOCIATES, L.P.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,533,333

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,533,333

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,533,333

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 5.68%*

14.	Type of Reporting Person: PN

*Based on 44,567,928 shares of Issuer Common Stock outstanding on May 13, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: MAGAZINE ASSOCIATES, L.P.

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,754,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,754,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,754,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 12.91%*

14.	Type of Reporting Person: PN

*Based on 44,567,928 shares of Issuer Common Stock outstanding on May 13, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: PUBLISHING ASSOCIATES, L.P.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,562,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,562,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,562,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 3.51%*

14.	Type of Reporting Person: PN

*Based on 44,567,928 shares of Issuer Common Stock outstanding on May 13, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: CHANNEL ONE ASSOCIATES, L.P.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,083,333

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,083,333

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,083,333

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 4.67%*

14.	Type of Reporting Person: PN

*Based on 44,567,928 shares of Issuer Common Stock outstanding on May 13, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: KKR PARTNERS II, L.P.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 245,437

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 245,437

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 245,437

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0.55%*

14.	Type of Reporting Person: PN

*Based on 44,567,928 shares of Issuer Common Stock outstanding on May 13, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: KKR ASSOCIATES, L.P.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,814,376

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 17,814,376

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,814,376

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 39.97%*

14.	Type of Reporting Person: PN

*Based on 44,567,928 shares of Issuer Common Stock outstanding on May 13, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: KKR 1996 FUND L.P.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,510,006

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,510,006

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,510,006

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 17.59%*

14.	Type of Reporting Person: PN

*Based on 44,567,928 shares of Issuer Common Stock outstanding on May 13, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: KKR ASSOCIATES 1996 L.P.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,510,006

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,510,006

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,510,006

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 17.59%*

14.	Type of Reporting Person: PN

*Based on 44,567,928 shares of Issuer Common Stock outstanding on May 13, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: KKR 1996 GP LLC

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,510,006

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,510,006

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,510,006

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 17.59%*

14.	Type of Reporting Person: OO

*Based on 44,567,928 shares of Issuer Common Stock outstanding on May 13, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: HENRY R. KRAVIS

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,324,382

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 27,324,382

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,324,382

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 59.56%*

14.	Type of Reporting Person: IN

*Based on 44,567,928 shares of Issuer Common Stock outstanding on May 13, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: GEORGE R. ROBERTS

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,339,395

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 27,339,395

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,339,395

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 59.59%*

14.	Type of Reporting Person: IN

*Based on 44,567,928 shares of Issuer Common Stock outstanding on May 13, 2011.

Explanatory Note

This statement constitutes Amendment No. 2 to the Schedule 13D (as amended, the “Schedule 13D”) filed jointly by the Reporting Persons (as defined in Item 2 hereof) on March 19, 1998 with respect to the common stock of PRIMEDIA Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 3385 Engineering Drive, Norcross, Georgia 30092. Except as specifically set forth herein, the Schedule 13D remains unmodified.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.                    Identity and Background.

Item 2 of the Schedule 13D is amended and restated as follows:

This statement is being filed jointly by MA Associates, L.P., a Delaware limited partnership (“MA Associates”), FP Associates, L.P., a Delaware limited partnership (“FP Associates”), Magazine Associates, L.P., a Delaware limited partnership (“Magazine Associates”), Publishing Associates, L.P., a Delaware limited partnership (“Publishing Associates”), Channel One Associates, L.P., a Delaware limited partnership (“Channel One Associates”), KKR Partners II, L.P., a Delaware limited partnership (“Partners”), KKR Associates, L.P., a New York limited partnership (“KKR Associates”), which is the sole general partner of MA associates, FP associates, Magazine Associates, Publishing Associates, Channel One Associates and a general partner of Partners, KKR 1996 Fund L.P., a Delaware limited partnership (“KKR 1996 Fund”), KKR Associates 1996 L.P., a Delaware limited partnership, which is the sole general partner of KKR 1996 Fund (“KKR Associates 1996”), KKR 1996 GP LLC, a Delaware limited liability company which is the sole general partner of KKR Associates 1996 (“KKR 1996 LLC”), and Mr. Henry R. Kravis, a U.S. citizen, and Mr. George R. Roberts, a U.S. citizen (the members of the executive committee of KKR Associates and the managers of KKR 1996 LLC) (MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates, Partners, KKR Associates, KKR 1996 Fund, KKR Associates 1996, KKR 1996 LLC, and Messrs. Kravis and Roberts, collectively, the “Reporting Persons”).

The principal occupation of each of Mr. Kravis and Mr. Roberts is co-chairman and co-chief executive officer of KKR Management LLC, the general partner of KKR & Co. L.P.

Each of MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates and Partners is principally engaged in the business of investing in securities.  Each of KKR Associates, KKR 1996 Fund, KKR Associates 1996 and KKR 1996 LLC is principally engaged in the business of investing in other companies.  The principal office address of each of MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates, Partners, KKR Associates, KKR 1996 Fund, KKR Associates 1996 and KKR 1996 LLC is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, New York 10019.

Messrs. Kravis and Roberts are the managers of KKR 1996 LLC and are also the members of the executive committee of KKR Associates.  Messrs. Kravis and Roberts and Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr. and Perry Golkin are general partners of KKR Associates.  Messrs. Kravis, Roberts, Raether, Michelson, Greene and Golkin are each United States citizens.  The present principal occupation or employment of each of Messrs. Raether, Michelson and Greene is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates.  The present principal occupation or employment of Mr. Golkin is as an advisory partner of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. The business address of each of Messrs. Kravis, Raether and Golkin is 9 West 57th Street, Suite 4200, New York, New York 10019 and the business address of each of Messrs. Roberts, Michelson and Greene is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.                    Purpose of the Transaction.

Item 4 of the Schedule 13D is amended and supplemented by deleting the tenth paragraph thereof in its entirety and by adding the following at the end thereof:

The Issuer has entered into an Agreement and Plan of Merger and executed a written consent as described in Item 6 of this Schedule 13D.  The descriptions of the Agreement and Plan of Merger and of the written consent set forth in Item 6 of this Schedule 13D are incorporated herein by reference.

Mr. Golkin, who is affiliated with Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates, was elected a director of the Issuer effective November 1991.  Mr. Thomas C. Uger, who is affiliated with Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates, was elected a director of the Issuer effective September 2005.  As a director of the Issuer, each of Messrs. Golkin and Uger may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in paragraphs (a) through (j) of Schedule 13D.

Item 5.                    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a) and (b).   The numbers and percentages set forth below are as of the date hereof and are based on 44,567,928 shares of Issuer Common Stock outstanding on May 13, 2011.

MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates and Partners hold 5,635,773, 2,533,333, 5,754,000, 1,562,500, 2,083,333 and 245,437 shares, respectively, of Issuer Common Stock, representing 12.65%, 5.68%, 12.91%, 3.51%, 4.67% and 0.55%, respectively, of the outstanding shares of Issuer Common Stock.

As the sole general partner of MA Associates, FP Associates, Magazine Associates, Publishing Associates and Channel One Associates, and as a general partner of Partners, KKR Associates may be deemed to beneficially own the aggregate 17,814,376 shares of Issuer Common Stock, representing 39.97% of the outstanding shares of Issuer Common Stock, held by such entities.

KKR 1996 Fund holds 8,198,339 shares of Issuer Common Stock and warrants to purchase 1,311,667 shares of Issuer Common Stock for a total beneficial ownership of shares of Issuer Common Stock of 9,510,006, representing 17.59% of the outstanding shares of Issuer Common Stock.  Each of KKR Associates 1996, as the sole general partner of KKR 1996 Fund, and KKR 1996 LLC, as the sole general partner of KKR Associates 1996, may be deemed to beneficially own the shares of the Issuer’s Common Stock beneficially owned by KKR 1996 Fund.

Messrs. Kravis and Roberts, as members of the executive committee of KKR Associates and managers of KKR 1996 LLC, may be deemed to beneficially own the aggregate 27,324,382 shares of Issuer Common Stock set forth above, representing 59.56% of the outstanding shares of Issuer Common Stock.  In addition to such shares of Issuer Common Stock, Mr. Roberts holds 15,013 shares of Issuer Common Stock and may be deemed to beneficially own an aggregate 27,339,395 shares of Issuer Common Stock, representing 59.59% of the outstanding shares of Issuer Common Stock.

Mr. Golkin holds 86,981.0642 shares of Issuer Common Stock, representing approximately 0.2% of the outstanding shares of Issuer Common Stock.

Each of the entities and individuals set forth above may be deemed to have sole voting and dispositive power over the shares of Issuer Common Stock that it may be deemed to beneficially own.

The Reporting Persons may be deemed to be a group in relation to their respective investments in the Issuer.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or other person described in Item 2 is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)  Except as set forth in Item 4 and this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

(d)  Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e)  Not applicable.

Item 6.   Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented by the following:

On May 15, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), a copy of which is incorporated by reference hereto as Exhibit 8 and is incorporated by reference herein in response to this Item 6, by and among the Issuer, Pittsburgh Holdings, LLC, a Delaware limited liability company (“Parent”), and Pittsburgh Acquisition, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, (1) Merger Sub will merge with and into the Issuer, with the Issuer as the surviving corporation after such merger (the “Merger”) and (2) the stockholders of the Issuer will be entitled to receive $7.10 for each share of Issuer Common Stock held by them at the effective time of the Merger.

On May 15, 2011, several of the Reporting Persons, including MA Associates, L.P., FP Associates, L.P., Magazine Associates, L.P., Publishing Associates, L.P., Channel One Associates, L.P., KKR Partners II, L.P. and KKR 1996 Fund L.P., acting pursuant to the provisions of Section 228 of the General Corporation Law of the State of Delaware, entered into a written consent, a copy of which is attached hereto as Exhibit 9 and is incorporated by reference herein in response to this Item 6, in their capacity as stockholders of the Issuer, pursuant to which they adopted the Merger Agreement and approved the transactions contemplated therein, including, without limitation, the Merger.

The foregoing descriptions of the terms of each of the Merger Agreement and the written consent are qualified in their entirety by the terms thereof.

Item 7.   Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is supplemented by the following:

5.             Power of attorney for Henry R. Kravis, dated July 31, 2005.

6.             Power of attorney for George R. Roberts, dated July 31, 2005.

7.             Joint Filing Agreement among MA Associates, L.P., FP Associates, L.P., Magazine Associates, L.P., Publishing Associates, L.P., Channel One Associates, L.P., KKR Partners II, L.P., KKR Associates, L.P., KKR 1996 Fund L.P., KKR Associates 1996 L.P., KKR 1996 GP LLC, Mr. Henry R. Kravis and Mr. George R. Roberts, dated May 20, 2011.

8.             Agreement and Plan of Merger, dated as of May 15, 2011, between PRIMEDIA Inc., Pittsburgh Holdings, LLC, and Pittsburgh Acquisition, Inc (attached as Exhibit 2.1 to the Form 8-K (File No. 1-11106) filed with the Commission on May 17, 2011 and incorporated herein in its entirety by reference).

9.             Written consent of the stockholders of PRIMEDIA INC., dated May 15, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 20, 2011

MA ASSOCIATES, L.P.
By:	KKR ASSOCIATES, L.P.
Its General Partner

By:	/s/ Richard J. Kreider
Authorized Person

FP ASSOCIATES, L.P.
By:	KKR ASSOCIATES, L.P.
Its General Partner

By:	/s/ Richard J. Kreider
Authorized Person

MAGAZINE ASSOCIATES, L.P.
By:	KKR ASSOCIATES, L.P.
Its General Partner

By:	/s/ Richard J. Kreider
Authorized Person

PUBLISHING ASSOCIATES, L.P.
By:	KKR ASSOCIATES, L.P.
Its General Partner

By:	/s/ Richard J. Kreider
Authorized Person

CHANNEL ONE ASSOCIATES, L.P.
By:	KKR ASSOCIATES, L.P.
Its General Partner

By:	/s/ Richard J. Kreider
Authorized Person

KKR PARTNERS II, L.P.
By:	KKR ASSOCIATES L.P.
Its General Partner

By:	/s/ Richard J. Kreider
Authorized person

KKR ASSOCIATES, L.P.

By:	/s/ Richard J. Kreider
Authorized person

KKR 1996 FUND L.P.
By:	KKR ASSOCIATES 1996 L.P.
Its General Partner

By:	KKR 1996 GP LLC
Its General Partner

By:	/s/ Richard J. Kreider
Authorized person

KKR ASSOCIATES 1996 L.P.
By:	KKR 1996 GP LLC
Its General Partner

By:	/s/ Richard J. Kreider
Authorized person

KKR 1996 GP LLC

By:	/s/ Richard J. Kreider
Authorized person

HENRY R. KRAVIS

By:	/s/ Richard J. Kreider
Attorney-in-Fact for Henry R. Kravis

GEORGE R. ROBERTS

By:	/s/ Richard J. Kreider
Attorney-in-Fact for George R. Roberts